Exhibit 2.1

Contacts:	Deborah Wiltshire	Donna Lyon
	Informatica Corporation	Text 100
	+1 650 385 5360	+1 415 593 8478
	mobile/+1 650 862 8186	mobile/+1 650 248 1587
	dwiltshire@informatica.com	informatica@text100.com
INFORMATICA TO ACQUIRE IDENTITY SYSTEMS
Advances data quality leadership with best-in-class cross-language identity resolution
REDWOOD CITY, Calif., April 17, 2008—Informatica Corporation (NASDAQ: INFA), the leading independent provider of data integration software, today announced a definitive agreement to acquire Nokia subsidiary Identity Systems, Inc., a pioneer in identity resolution technology. Identity resolution enables precise identity search and matching to find required critical information for individuals or organizations. This strategic acquisition will extend Informatica products with innovative, differentiated technology to search, match and resolve identity data about a variety of objects including people, companies and products.
Informatica will acquire all of the capital stock of Identity Systems for approximately $85 million in cash. The acquisition is subject to customary closing conditions, and is expected to close by the end of May 2008.
“The combination of Identity Systems and Informatica will offer the most advanced data quality products,” said Sohaib Abbasi, chairman and CEO, Informatica. “This combination advances our leadership in three ways. First, we will offer our customers additional innovative capabilities for identity search and resolution. Second, it will extend our data quality products with differentiated cross-language identity matching capabilities. And third, our customers will benefit from the near-universal access of our leading data integration platform to integrate their data including identity data. Together, we will further enable organizations to gain a competitive advantage in today’s global information economy by empowering them to access, integrate and trust their information assets.”

Identity Resolution Pioneer
Identity resolution is a key enabling technology for a broad range of IT initiatives including data governance, master data management, customer data integration, customer relationship management, government intelligence, law enforcement and financial applications such as anti-money laundering.
Globalization and e-commerce are leading to greater diversity of identity information in IT systems that requires cross-language capabilities. In addition, exploding data volumes dictate far greater scalability than the traditional matching technologies.
Identity Systems, the identity resolution category leader, delivers the most comprehensive set of “fuzzy” algorithms, with built-in support for more than 60 languages, to enable precise identity search and matching, across immense volumes of data, in real-time.
“We are excited and confident that our innovative solutions, strong partner ecosystem and global customer base will advance Informatica’s leadership in the data quality market. We look forward to becoming a part of the leading independent data integration software company,” said Sanjay Rao, general manager, Identity Systems.
Improving Operational Efficiency
Today, most IT organizations hand-code their IT projects dealing with identity data. It is estimated that organizations annually spend more than $450 million on such projects. Identity Systems’ technology improves operational efficiency by automating the entire process dealing with language, nomenclature, structure, format, location, duplication, omissions and even errors.
In fact, Identity Systems delivers proven and differentiated value to customers and partners: accuracy, high-performance scalability and cross-language support.

Government intelligence agencies around the world rely on Identity Systems’ accuracy and precision to meet their stringent requirements. A leading data service bureau benefits from Identity Systems high-performance scalability for processing 12 million transactions per day using 2.6 billion records stored in 18,000 files. Finally, Hewlett Packard selected Identity Systems to utilize the comprehensive cross-language support for customer identity data required by their operations in 178 countries.
Customer and Partner Traction
More than 500 customers worldwide rely on Identity Systems solutions including leaders in public sector, financial services, law enforcement & homeland security, healthcare and telecommunications. These customers include U.S. Internal Revenue Service, Hong Kong Customs, GE Capital, British Telecom, AT&T, Equifax and Experian. In addition, Identity Systems’ partners include Oracle/Siebel, Dun & Bradstreet and Choicepoint.
Conference Call
Informatica will be discussing the acquisition of Identity Systems as part of the first quarter 2008 earnings call beginning today at 2:00 p.m. PDT.  A live Webcast of the conference call will be available at http://www.informatica.com/investor. A replay of the call will also be available by dialing 617-801-6888, reservation number 66854959.
About Informatica
Informatica Corporation (NASDAQ: INFA) is the leading independent provider of enterprise data integration software and services. With Informatica, companies can gain greater business value by integrating all their information assets from across the enterprise.  More than 3,025 companies worldwide rely on Informatica to reduce the cost and expedite the time to address data integration needs of varying complexity and scale.  For more information, call +1 650 385 5000 (+1 800 970 1179 in the U.S.), or visit www.informatica.com.
This press release contains forward-looking statements regarding the expected timing of the closing of the acquisition of Identity Systems, the expected benefits to our customers and products and our ability to integrate the technology we acquire into our data integration product suite according to the timeline described above.  Such statements involve risks and uncertainties, and actual results may differ materially from the results described in this press release.  The potential risks and uncertainties that could cause actual results to differ include, among others, risks related to our ability to (1) successfully integrate Identity Systems and its employees into Informatica and achieve expected synergies, (2) compete successfully in this highly competitive and rapidly changing marketplace, (3) retain key employees and (4) other factors affecting the operation of the respective businesses, as well as those risks and uncertainties included under the caption “Risk Factors” in Informatica’s report on Form 10-Q for the year ended December 31, 2007, which is on file with the SEC and is available on the company’s investor relations website at www.informatica.com.  All information provided in this release is as of April 17, 2008, and Informatica undertakes no duty to update this information.
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Note: Informatica is a registered trademark of Informatica Corporation in the United States and in jurisdictions throughout the world. All other company and product names may be trade names or trademarks of their respective owners.